SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 02 February 2007

* Print the name and title of the signing officer under his signature.

Company Secretary’s Office Level 6, 100 Queen Street Melbourne VIC 3000 Phone 03 9273 6141 Fax 03 9605 3495

30 January 2007

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY NSW 2000

Appendix 3Y — Share Transactions by Mr John McFarlane

The attached Appendix 3Y includes transactions in ANZ shares undertaken on 29 January 2007 by Mr. John McFarlane, Chief Executive Officer of ANZ.

The transactions were:

•                  The purchase of 17,798 shares at an average price of $29.0932 under the Directors’ Share Plan in lieu of salary.

•                  The sale of 17,798 shares from Mr. McFarlane’s personal holdings at an average price of $29.0702, with the proceeds applied to reduce margin loans outstanding with ANZ.

•                  The purchase of 4,125 shares for Mr. McFarlane’s personal superannuation fund at an average price of $28.9903.

As a result of these transactions, Mr. McFarlane’s total direct and indirect holdings of ANZ shares have increased by 4,125 to 2,001,838 shares.

John Priestley

Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	21 December 2006

Part 1 — Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest	685,557
Indirect interest	1,312,156
Nature of indirect interest	Number & Class of Securities
• Ballimore Pty Ltd (a/c	Ordinary Shares	80,159
Superannuation Fund)
• ANZEST Pty Ltd
–ANZ Employee Share Acquisition Plan:
• Deferred Shares - vested	Ordinary Shares	87,190
• Performance Shares — not yet vested	Ordinary Shares	175,000
–ANZ Directors’ Share Plan	Ordinary Shares	969,807

	Total	1,312,156
No of securities held prior to change			1,997,713
Date of change	29 January 2007
Class	Ordinary Shares
Number acquired (Indirect)
• ANZEST Pty Ltd	Ordinary Shares	17,798
-ANZ Directors’ Share Plan
• Ballimore Pty Ltd (a/c	Ordinary Shares	4,125
Superannuation Fund)
	Total	21,923
Number disposed (Direct)	Ordinary Shares	(17,798)

Nature of Change	On market trades
Value/Consideration	• 17,798 Ordinary Shares acquired at an average price of $29.0932.
	• 17,798 Ordinary Shares sold at an average price of $29.0702.
	• 4,125 Ordinary Shares acquired at an average price of $28.9903.
Number of securities held after change
Direct Interest — Decreased (by 17,798)			667,759
Indirect Interest — Increased (by 21,923)			1,334,079
Total of Interest			2,001,838

Options over unissued ordinary shares:

Direct Interest	700,000
Indirect Interest	Nil
No of securities held prior to change	700,000
Date of change	N/A
Class	N/A
Number acquired — Direct Interest	N/A
Number disposed of	N/A
Nature of Change	N/A
Value/Consideration	N/A
Number of securities held after change
Direct Interest — Unchanged	700,000
Indirect Interest — Unchanged	Nil
Total of Interest	700,000

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

30 January 2007

Economics Update Australia and New Zealand Banking Group Limited 29 January 2007 Saul Eslake – ANZ Chief Economist Cameron Bagrie – NZ Chief Economist Paul Braddick – Head of Financial System Tony Pearson – Head of Australian Economics

Summary Global economy remains sound led by Asia – has a big impact on domestic economies Australian and New Zealand economies remain resilient – increasing momentum forecast for FY08 & FY09 FY07 credit growth forecast to remain at attractive levels; Australia 12%, New Zealand 9% Sowing the seeds for the next housing upturn

Global Economy

Crude oil prices have fallen substantially in recent months Crude oil prices Sources: Datastream 30 35 40 45 50 55 60 65 70 75 80 04 05 06 07 US$ per barrel West Texas Intermediate (New York)

 Note: GDP is measured in US$ at purchasing power parities. Source: IMF; Economics@ANZ. Global economic growth 0 1 2 3 4 5 6 7 70 74 78 82 86 90 94 98 02 06 Real % change from previous year Long-term trend and the global growth outlook remains solid

In the US, housing and autos are weak, but other sectors retain momentum Household spending and income Sources: Datastream House prices Employment and wages Housing starts vs permits 0 1 2 3 4 5 01 02 03 04 05 06 ann.%ch. real consumption spending Real personal disposable income -4 0 4 8 12 16 01 02 03 04 05 06 % change from year earlier OFHEO series Nat'l Assocn of Realtors existing home sales prices -2 -1 0 1 2 3 4 5 01 02 03 04 05 06 ann. % ch. average earnings Employment 1.4 1.6 1.8 2.0 2.2 01 02 03 04 05 06 '000 saar Permits Starts

‘Core’ US inflation has eased substantially and unit labour costs now appear relatively contained Note: ‘core’ means excluding food and energy. Producer prices – finished goods Consumption expenditure deflator Unit labour costs Consumer prices 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 06 Core PCE deflator annualised 3 monthly % ch. Core CPI notional Fed target range Core CPI ex- HOER -4 -2 0 2 4 6 8 01 02 03 04 05 06 % change from year earlier "Headline" "Core" 0 1 2 3 4 01 02 03 04 05 06 % change from year earlier "Headline" "Core" -2 -1 0 1 2 3 4 5 6 01 02 03 04 05 06 % change from year earlier Initial estimate Revised Sources: US Bureaux of Labor Statistics and Economic Analysis.

Sources: Datastream; Economics@ANZ. US fed funds rate Yield curves The Fed is now ‘on hold’, and short rates will fall in H2 2007 0 1 2 3 4 5 6 7 00 01 02 03 04 05 06 07 % pa Fore- cast -100 -50 0 50 100 150 200 250 300 00 01 02 03 04 05 06 Basis points 10 yrs / 2 yrs 2 yrs/ 3 mths

The euro zone is also picking up though tax hikes may slow the recovery in 2007 Sources: Eurostat; national purchasing managers’ associations. Real GDP growth Purchasing managers’ indices Unemployment Inflation 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 01 02 03 04 05 06 % change from year earlier 7.5 8.0 8.5 9.0 01 02 03 04 05 06 % of the labour force 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 01 02 03 04 05 06 % of the labour force Headline Core 40 45 50 55 60 65 01 02 03 04 05 06 Net balance (%) Services Manufactiring

Asia is becoming less dependant on the US as an export market Source: IMF Direction of Trade Statistics; Economics@ANZ. Destination of Asian merchandise exports 10 15 20 25 30 35 40 45 81 86 91 96 01 06 % of total (12-month moving average) United States Asia European Union

Australian Economy

Australian GDP Australia is into the 16th year of continuous economic growth Note: GDP based on 50 countries aggregated using ‘purchasing power parity’ weights. Sources: National statistical agencies, IMF, OECD and Economics@ANZ -4 -2 0 2 4 6 8 61 66 71 76 81 86 91 96 01 06 % annual change ANZ forecast

Sources: Reserve Bank of Australia and Economics@ANZ With a commodity price boom pushing the terms of trade to a record high Terms of trade 60 70 80 90 100 110 120 60 65 70 75 80 85 90 95 00 05 Index

Change in gross value of farm production and impact on overall economic growth (real GDP) Drought will subtract around ¾percent point from economic growth in 2006-07 Sources: ABS; ABARE; Economics@ANZ. 2007-08 forecast assumes a return to ‘normal seasonal conditions’. -40 -30 -20 -10 0 10 20 30 40 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 -1.0 -0.8 -0.6 -0.4 -0.2 0.0 0.2 0.4 0.6 0.8 1.0 Gross farm product (left scale) Impact on GDP growth (right scale) % change pc points

Profit Growth Source: ABS Profit share of GDP Business profit growth is strong and at a record high share of national output 0 2 4 6 8 10 12 14 16 92 94 96 98 00 02 04 06 % pa 14 15 16 17 18 19 20 21 22 93 94 95 96 97 98 99 00 01 02 03 04 05 06%

Labour costs and ‘upstream’ prices have been accelerating for some time Private sector wage costs Source: ABS. Materials costs Producer prices - goods Producer prices - services 2.5 3.0 3.5 4.0 4.5 00 01 02 03 04 05 06 % change from year earlier -15 -10 -5 0 5 10 15 20 00 01 02 03 04 05 06 % change from year earlier 0 1 2 3 4 5 6 00 01 02 03 04 05 06 % change from year earlier (domestically- produced goods) -1 0 1 2 3 4 5 00 01 02 03 04 05 06 % change from year earlier Property & business services Freight & storage

 *weighted average of freight & storage and property & business services PPIs. Sources ABS; Reserve Bank of Australia. ‘Upstream’ inflation RBA target range Consumer price inflation 0 1 2 3 4 01 02 03 04 05 06 % change from year earlier 'Headline' Average of RBA's 'statistical' measures of 'core' inflation 0 1 2 3 4 5 6 01 02 03 04 05 06 % ch. from yr earlier Producer prices - services* Wage cost index Producer prices - goods but inflationary pressures have eased

Last November’s rate rise should mark the peak of the interest rate cycle – next move down Shaded areas denote forecasts. Sources: RBA; Economics@ANZ. Interest rates The Reserve Bank raised the cash rate 3 times last year, and 8 times since the low point in 2002 Another rate rise was inevitable once ‘underlying’ inflation exceeded 3% Inflation eased in late 2006 There should be increased signs of higher rates impacting domestic spending over the next few months So provided the Government avoids the pre-election splurge, this will likely represent the peak in rates for this cycle Rate cuts late ’07 and early ‘08 4.0 4.5 5.0 5.5 6.0 6.5 01 02 03 04 05 06 07 % pa 90-day bill yield Cash rate

The resources boom is supporting the A$ Interest rate spreads Economic influences on the value of the A$ Sources: Datastream; Reserve Bank of Australia. Commodity prices 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 01 02 03 04 05 06 -100 0 100 200 300 400 500 US$ Australia- US 90-day interest rate spread, forward 1 year (right scale) Basis points A$-US$ (left scale) 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 01 02 03 04 05 06 80 100 120 140 160 180 200 220 240 US$ RBA commodity price index (in US$) (right scale) 2002-03 = 100 A$-US$ (left scale)

Commodity prices and interest rates working in opposite directions If commodity prices hadn’t risen since June 2001 Alternative hypothetical scenarios for the A$ Sources: Datastream; Reserve Bank of Australia; Economics@ANZ. If the interest rate spread on the A$ hadn’t narrowed since July 2004 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 01 02 03 04 05 06 US$ A$ predicted by model if commmodity prices had remained at June 2001 level Actual A$ as predicted by ANZ model 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 01 02 03 04 05 06 US$ A$ predicted by model if Australia-US interest rate spread had remained at July 2004 level Actual A$ as predicted by ANZ model

These factors will continue to oppose one another – from opposite directions Interest rate spreads Economic influences on the value of the A$ Shaded areas denote forecasts. Sources: Datastream; Reserve Bank of Australia. Commodity prices 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 01 02 03 04 05 06 07 08 -100 0 100 200 300 400 500 US$ Australia- US 90-day interest rate spread 1 yr forward (right scale) Basis points A$-US$ (left scale) 0.50 0.55 0.60 0.65 0.70 0.75 0.80 01 02 03 04 05 06 07 08 80 100 120 140 160 180 200 220 US$ RBA commodity price index (in US$) (right scale) 2002-03 = 100 A$-US$ (left scale)

Real GDP growth Sources: ABS; Economics@ANZ. Unemployment Inflation Major components of growth Growth in the Australian economy will remain subject to capacity constraints 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 00 01 02 03 04 05 06 07 08 % of the labour force 0 1 2 3 4 5 00 01 02 03 04 05 06 07 08 % change from year earlier -4 -2 0 2 4 6 8 00 01 02 03 04 05 06 07 08 % pt contribution to change in real GDP Domestic demand Net exports 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 00 01 02 03 04 05 06 07 08 % change from year earlier 'Underlying' 'Headline' RBA target band

Sources: ABS; Economics@ANZ The NSW and Tasmanian economies have significantly underperformed *GDP data excludes interstate trade 2.5 2.3 4.5 -2.3 2.3 1.7 -1.0 7.0 -0.9 2.6 2.3 4.9 2.0 0.7 1.9 0.8 0.9 1.4 -3 -1 1 3 5 7 9 NSW VIC QLD SA WA TAS Real GDP* yr to Sep '06 EMP yr to Dec 06 POP yr to Jun '06 % annual change

Solid economic and underlying housing fundamentals will drive next upturn Three interest rate hikes in 2006 softened buyer/developer sentiment/sales But, housing markets continue to tighten rapidly and prices have recovered Rental vacancies are already well below long term average new supply will fall well short of demand in 2007 driving rentals higher, and providing the trigger for the next upswing Broad economic conditions remain healthy particularly in the household sector solid employment/wages growth unemployment rate at 30 year lows

Sources: ABS House prices The housing market strengthened in 2006 - prior to the three rate hikes Housing finance commitments 0 20 40 60 80 100 120 86 88 90 92 94 96 98 00 02 04 06 Index 1 2 3 4 5 6 7 8 9 10 11 98 99 00 01 02 03 04 05 06 07 $ bn per month Owner-occupiers (excl. re-financing) Investors

Current approvals rate Negative developer sentiment has driven new dwelling approvals sharply lower Housing demand vs housing supply 110 120 130 140 150 160 170 180 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 '000s per annuum ANZ forecast Completions Underlying housing demand

NSW Shortage Underlying demand Surplus Completions Housing market balance by state Sources: ABS; Economics@ANZ ‘000 Vic ‘000 Underlying demand Completions Shortage Surplus SA Shortage Surplus Underlying demand Completions ‘000 ‘000 Qld -20 0 20 40 60 94 96 98 00 02 04 06 08 -10 10 30 50 94 96 98 00 02 04 06 08 -30 -10 10 30 50 94 96 98 00 02 04 06 08 -8 2 12 94 96 98 00 02 04 06 08

WA Shortage Underlying demand Surplus Completions Sources: ABS; Economics@ANZ ‘000 Tas ‘000 Underlying demand Completions Shortage Surplus Housing market balance by state (cont.) -2 -1 0 1 2 3 4 5 94 96 98 00 02 04 06 08 -10 0 10 20 30 94 96 98 00 02 04 06 08

Rental vacancy rate This tightening is reflected in falling rental vacancy rates Sources: ABS; Economics@ANZ; REIA 1.5 2.0 2.5 3.0 3.5 4.0 98 99 00 01 02 03 04 05 06%; 4 qtr ma

Rental vacancy rate Sources: ABS; Economics@ANZ; REIA 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 01 02 03 04 05 06%; 4 qtr ma Syd Bris Mel Long-run average 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 01 02 03 04 05 06%; 4 qtr ma Adel Hob Perth Long-run average in all state capitals

% inner Rental vacancy rates* Sydney middle outer *12 month moving average. Sources: REIA, Economics@ANZ Rental vacancy rates* Melbourne inner outer middle % Even inner-city markets are tightening 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 03 04 05 06 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 04 05 06

Rental vacancy rate versus real rents Tightening vacancies will eventually push rents higher Sources: ABS; Economics@ANZ; REIA 1.5 2.0 2.5 3.0 3.5 4.0 4.5 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 -3 -2 -1 0 1 2 3 4 % rental vacancy rate inverted (lhs) real rents (rhs) ann. % ch.

ANZ housing affordability index Housing affordability conditions remain tough – particularly in Perth 50 70 90 110 130 150 170 190 90 92 94 96 98 00 02 04 06 index Sydney Melb. Bris. 50 70 90 110 130 150 170 190 90 92 94 96 98 00 02 04 06 index Adel. Perth Hobart

ANZ housing affordability indices Housing affordability conditions have tightened - particularly for deposits 30 40 50 60 70 80 90 100 110 120 130 86 88 90 92 94 96 98 00 02 04 06 index Mar 86=100 ANZ deposit affordability index* ANZ housing affordability index* *The ANZ housing affordability index compares the cost of servicing a loan representing 80% of the median house price with average household discretionary income *The ANZ deposit affordability index compares 20% of the median house price with average household discretionary income

Source: ABS Australia Work yet to be done* The current housing ‘downturn’ will be extremely mild by past standards *’pipeline’ of building projects yet to be completed 100 110 120 130 140 150 160 170 180 190 200 210 89 91 93 95 97 99 01 03 05 '000 (annual rate) approvals starts 0 2 4 6 8 10 12 14 16 86 88 90 92 94 96 98 00 02 04 06 $billion (CVM)

Real dwelling investment Sources: ABS; Economics@ANZ The current housing ‘downturn’ will be extremely mild by past standards 70 80 90 100 1 2 3 4 5 6 7 8 9 10 Index Quarters - peak to trough Now (-8%) 1981-83 (-29%) 1985-87 (-13%) 1989-91 (-18%) 1994-96 (-20%) Now ex-NSW (-2%)

Sowing the seeds of the next housing upturn Housing markets have always been highly cyclical - tend to swing from over-development to under-development Approvals are currently running well below underlying requirements (145k cf 170k) and housing markets are tightening rapidly, sowing the seeds of the next upturn Downside risk limited by positive economic and underlying housing fundamentals and the notable absence of the usual ‘triggers’ Rate cuts in 2007-08 will spur housing turnaround

Sources: RBA Housing credit Finance approvals growth has slowed, but housing credit growth remains solid at 14.5% 0 5 10 15 20 25 00 01 02 03 04 05 06 % change Yearly Annualised quarterly

Sources: RBA, ABS Housing credit and finance approvals Solid housing finance growth early in 2006 will maintain robust credit growth 10 15 20 99 00 01 02 03 04 05 06 -30 -20 -10 0 10 20 30 40 50 60 annual % change Credit Finance approvals (6 months forward)

Source: ABS, RBA, Economics@ANZ Debt servicing costs are now well above previous peaks Household debt service ratio 4 6 8 10 12 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 % of disposable income household Personal i.e. excl. unincorporated enterprises

 Source: ABS (unpublished data from Household Expenditure Survey; Economics@ANZ. Debt service ratio by age of household head (2003-04) 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 0 8 - <12 12 - <16 16 - <20 20 - <24 24 - <28 28 - <32 > 32 Household head aged < 55 Household head aged 55+ Million households Debt-servicing ratio 4 - <8 0 - <4 but two thirds of Australian households have little or no debt

Credit growth will ease over the next 18 months, but remain double digit Sources: RBA; economics@ANZ Housing credit Personal credit Business credit Total credit 0 5 10 15 20 00 01 02 03 04 05 06 07 08 % change from year earlier 0 5 10 15 20 00 01 02 03 04 05 06 07 08 % change from year earlier 0 5 10 15 20 00 01 02 03 04 05 06 07 08 % change from year earlier % change from year earlier 25 20 15 10 5 0 00 01 02 03 04 05 06 07 08

Sources: RBA Impaired assets and write-offs: Banks Total loan delinquencies and write-offs remain at extremely low levels 0 1 2 95 96 97 98 99 00 01 02 03 04 05 06 0.1 0.2 0.3 0.4 0.5 % of total assets Total impaired assets (LHS) Write-offs (RHS) % of total assets annual

Sources: S&P Arrears statistics: Prime Many analysts getting excited about rising mortgage loan delinquencies

Sources: S&P Arrears statistics: Prime But arrears on prime full doc lending indicate the market remains sound

Sources: S&P Rising mortgage loan delinquencies largely confined to certain channels/lenders Major banks Non-bank originators Regional banks Other banks

New Zealand Economy

The NZ economy is proving resilient Sources: ANZ National Bank, REINZ, Statistics NZ Housing market activity bounce As a starting point, overall GDP growth remains sluggish. September quarter GDP data recorded a 0.3% quarterly increase and annual growth has eased to below 1.5%. Looking forward, partial indicators suggest the economy may be reflating. An inventory run-down has suppressed growth. Domestic (housing) indicators have generally been stronger than expected. Business and consumer confidence have improved. The economy is currently at a delicate juncture where confidence gauges are pointing to stronger growth, yet imbalances (inflation and current account deficit) and financial conditions are calling for a further slowdown. Retail spending ticking up 1,000 1,500 2,000 2,500 3,000 3,500 92 94 96 98 00 02 04 06 4,000 6,000 8,000 10,000 12,000 Consents 3mth avg (s.a.) Sales 3mth avg (s.a.) House sales (adv 3 months, RHS) Dwelling consents (LHS) -2 0 2 4 6 8 10 98 99 00 01 02 03 04 05 06 Annual % change in trend

Wider economic imbalances can’t be ignored Sources: ANZ National Bank, Statistics NZ Current account balance Against the backdrop of reflation, the NZ economy is running some material imbalances. These imbalances include strong non-tradable inflation, a current account deficit above 9% of GDP and a perilously low household savings rate. Such imbalances are not hugely problematic provided growth is solid and the debt can be serviced. However, they do add a huge layer of vulnerability to the outlook if the economy was to be hit by a shock. They also leave the economy vulnerable to changes in sentiment and we note the material impact on the USD and funding their deficit when perception turned towards the economy. In the absence of a strong fiscal position, a current account deficit of 9.1% of GDP would be the coup-de-grace on a credit downgrade. Household savings rate -10 -9 -8 -7 -6 -5 -4 -3 -2 00 01 02 03 04 05 06 % of GDP -20 -15 -10 -5 0 5 91 93 95 97 99 01 03 05 % of household disposable income

We continue to expect a period of solid yet subdued growth Sources: ANZ National Bank, Statistics NZ Correcting the economic imbalances, particularly persistent non-tradable inflation, will require a prolonged period of sub-trend growth and interest rate settings reflect this at present. Nevertheless, the downside risks facing the economic outlook are being capped by a number of factors, suggesting a period of solid but subdued growth. Strong commodity prices for New Zealand’s key exports are providing insulation to the external sector. Corporate balance sheets are in a much better position to cope with a slowing economy than at similar junctures of previous cycles. Fiscal policy is set to be stimulatory. Abundant liquidity, both domestically and globally, will help. In the absence of a shock these factors suggest the economy will record a similar growth outlook in 2007 as was experienced in 2006. GDP and firms’ own activity expectations Subdued then rising GDP growth ahead Forecast -1 0 1 2 3 4 5 6 7 8 94 96 98 00 02 04 06 08 Annual Average % -20 -10 0 10 20 30 40 50 60 70 80 90 92 94 96 98 00 02 04 06 -2 -1 0 1 2 3 4 Own Activity (LHS) % GDP (RHS) Quarterly %

Downside risks for the economy appear capped Sources: ANZ National Bank, RBNZ, NZ Treasury, Statistics NZ Fiscal policy will provide support Commodity prices are providing some insulation from NZ$ strength Liquidity is abundant Everyone has a job *Half Year Economic & Fiscal Update, #Private Sector Credit -3 -2 -1 0 1 2 96 98 00 02 04 06 08 10 % of GDP Expansionary Contractionary HYEFU* 06 forecasts 40 45 50 55 60 65 86 88 90 92 94 96 98 00 02 04 06 Index Average NZ$ TWI adjusted for movements in commodity prices 0 5 10 15 20 90 92 94 96 98 00 02 04 06 % Annual change in PSC # to GDP ratio 2 4 6 8 10 12 86 88 90 92 94 96 98 00 02 04 06 % of labour force Unemployment rate

We expect a period of interest rate stability over the year ahead Sources: ANZ National Bank, Statistics NZ Retail petrol prices Medium term inflation pressures remain persistent and elevated, resulting in the Reserve Bank signalling the prospect of further interest rate increases at their December Monetary Policy Statement. However, a weaker than expected GDP result in late December, a resurgent NZD, and further discounting of retail petrol prices and international airfares all place downside risks to the Reserve Bank’s inflation forecasts. While a more restrictive monetary policy stance may be necessary if the economic slowdown does not alleviate the pressure sufficiently, we expect that the Reserve Bank will leave interest rates on hold over the year ahead as the recent fillip in indicators proves to be transitory. We ascribe a 30% probability to a January OCR increase. Annual CPI inflation 110 120 130 140 150 160 170 180 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Cents/litre -3 -2 -1 0 1 2 3 4 5 6 99 00 01 02 03 04 05 06 % Non-tradable Tradable Headline

Economic performance is key to watch on the currency front Sources: ANZ National Bank, Bloomberg NZD/USD v NZ-US growth differentials While conventional wisdom is that yield is the key driver of the NZD, it is growth that ultimately matters. The NZD/USD (and other crosses) have shown a strong correlation with relative economic performance. A key reason the NZD fell sharply in Q1 2006 was signs of weak growth. We monitor a currency macro-momentum gauge which is based on NZ’s economic performance. Above trend growth or indicators sees the NZD rise and the converse also applies. The need to purge economic imbalances strongly suggests a sub-2% growth path over the coming 2 years. Based on historical correlations between the TWI and our gauge, this would take the NZD to 55 on a TWI basis. NZ$ TWI macro-momentum gauge Forecast 0.3 0.4 0.5 0.6 0.7 0.8 90 92 94 96 98 00 02 04 06 -0.22 -0.20 -0.18 -0.16 -0.14 -0.12 -0.10 NZD/USD NZD/USD Logarithm NZ-US growth differential (RHS) 40 45 50 55 60 65 70 75 97 00 03 06 NZ$ TWI Macro-momentum gauge NZ$ TWI

Yield-related support to ultimately give way Prospects for yield-related support are expected to provide support to the NZD in the near-term. When looking at the NZ economy, we expect the recent reflationary theme to prove to be transitory as wider economic forces (imbalances and the impact of the high NZD) weigh. We remain very wary how long risk aversion and appetites can remain low in an environment where global imbalances are rife, inflation contains more upside risk than down, and assets appear priced for perfection. We expect the NZD to turn aggressively in a similar fashion to early 2006. Timing at this stage looks to be mid-year. Sources: ANZ National Bank, Reuters. NZD/USD and AUD/NZD Forecast 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 90 92 94 96 98 00 02 04 06 08 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 NZD/USD NZD/USD (LHS) AUD/NZD (RHS, scale inverted) AUD/NZD

Credit growth is expected to ease over the next 18 months, but remain solid Sources: Reserve Bank of NZ; ANZ National Bank. Housing credit Personal credit Business credit Total credit 0 2 4 6 8 10 12 14 00 01 02 03 04 05 06 07 08 09 % change from year earlier 0 5 10 15 20 00 01 02 03 04 05 06 07 08 09 % change from year earlier 0 5 10 15 20 25 00 01 02 03 04 05 06 07 08 09 % change from year earlier 20 15 10 5 0 00 01 02 03 04 05 06 07 08 09 % change from year earlier

Summary of forecasts – Australia (bank year) 8.3 8.8 9.7 11.0 - Other 8.7 10.5 13.2 15.9 - Business 10.7 11.3 11.7 14.7 - Housing 9.8 10.8 12.1 14.8 Credit 0.67 0.71 0.75 0.75 A$/US$ 6.5 6.0 5.8 5.5 10 year bonds 6.25 5.75 6.25 6.00 Cash rate 4.6 4.6 4.7 4.8 Unemployment 2.6 2.6 2.6 3.4 Inflation 3.1 3.7 2.2 2.7 GDP 2009 2008 2007 2006

Summary of forecasts – New Zealand All Forecasts for Sept bank year 6.00 5.50 7.25 7.25 Cash Rate 7.8 6.0 6.0 4.9 9.2 8.3 8.4 14.6 9.9 9.1 10.3 14.1 9.5 8.7 9.2 13.9 Credit Growth 1.14 1.34 1.25 1.16 AUD/NZD 0.88 0.75 0.80 0.87 NZD/AUD 0.59 0.53 0.60 0.65 NZD/USD 6.4 6.5 6.2 5.8 10 year bond rate 6.1 5.6 7.4 7.6 90 day bank bill -7.4 -7.9 -7.8 -9.1 Current Account (% GDP) 4.7 4.4 4.2 3.8 Unemployment (Sept qtr, s.a.) 2.7 2.8 1.9 3.5 Inflation 3.3 1.9 1.7 1.4 GDP 2009 2008 2007 2006 - Housing - Business - Personal

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: higgins@anz.com